UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-13814
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
The Cortland Savings and Banking 401(k) Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Cortland Bancorp
194 West Main Street
Cortland, Ohio 44410

REQUIRED INFORMATION
Audited financial statements and supplemental schedule of The Cortland Savings and Banking 401(k) Plan including:

THE CORTLAND SAVINGS AND
BANKING 401(k) PLAN
AUDIT
OF
FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Trustees of The Cortland Savings and Banking 401(k) Plan
Cortland, Ohio
We have audited the accompanying statements of net assets available for benefits of The Cortland Savings and Banking 401(k) Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Cortland Savings and Banking 401(k) Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ S.R. SNODGRASS, A.C

Wexford, PA
June 29, 2010

The Cortland Savings & Banking 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
ASSETS
Receivables:
Employee’s contributions	$—	$13
Employer’s contributions	—	14
Accrued interest and dividends	—	6,988

Total Receivables	—	7,015

Investments at fair value:
Cortland ER stock fund	415,893	878,000
Mutual funds	6,563,271	5,425,423
Personal brokerage accounts	377,741	433,727
Loans to participants	418,990	393,775

Total Investments at Fair Value	7,775,895	7,130,925

TOTAL ASSETS	$7,775,895	$7,137,940

NET ASSETS AVAILABLE FOR BENEFITS	$7,775,895	$7,137,940

The accompanying notes are an integral part of these financial statements.

Pg. 2

The Cortland Savings & Banking 401(k) Plan
Statements of Changes in Net Assets
Available for Benefits

	Years Ended
	December 31,
	2009	2008
ADDITIONS
Contributions:
Employee	$340,654	$364,565
Rollovers	166,209	1,012
Employer	225,557	237,230

	732,420	602,807

Investment Income:
Net appreciation (depreciation) in the aggregate fair value of investments	336,737	(2,170,086)
Interest and dividend income	146,605	214,895

	483,342	(1,955,191)

Total Additions	1,215,762	(1,352,384)

DEDUCTIONS

Distributions to participants	570,883	513,186
Administrative expense	6,924	6,048

Total Deductions	577,807	519,234

NET ADDITIONS (DEDUCTIONS)	637,955	(1,871,618)

Net Assets Available For Benefits Beginning of Year	7,137,940	9,009,558

NET ASSETS AVAILABLE FOR BENEFITS END OF YEAR	$7,775,895	$7,137,940

The accompanying notes are an integral part of these financial statements.

Pg. 3

The Cortland Savings and Banking 401(k) Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE 1 — ACCOUNTING POLICIES
Basis of Presentation
The accompanying statements of net assets available for benefits and changes in net assets available for benefits are prepared on the accrual basis of accounting.
Valuation of Investments
Investments are stated at fair value as determined by quoted market prices. The market price for Cortland Bancorp common stock (trade symbol “CLDB”) held in the Cortland ER Stock Fund and Personal Brokerage Accounts is determined by prices quoted on the NASDAQ OTC Bulletin Board. Shares of mutual funds are valued at quoted market prices. Loans to participants are valued at cost, which approximates fair value. All investments (with the exception of loans to participants which are considered Level 3), held by the Plan during 2009 and 2008 were considered Level 1 investments under the fair value hierarchy of Accounting Standards Codification Topic 820, Fair Value Measurement and Disclosure.
Net Change in Aggregate Fair Value of Investments
In accordance with the policy of stating investments at fair value, the change in the aggregate fair value of investments for the year is reflected in the Statements of Changes in Net Assets Available for Benefits.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the plan’s gains and losses on investments bought and sold as well as held during the year.
Payment of Benefits
Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principals requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from these estimates.
Administrative Expenses
Certain administrative functions are performed by officers and employees of the Company. No such officer or employee receives compensation from the Plan. Certain other administrative expenses are paid directly by the Company. Such costs amounted to $29,560 and $25,761 for the years ended December 31, 2009 and 2008, respectively.
NOTE 2 — DESCRIPTION OF PLAN
The following description of The Cortland Savings and Banking 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all eligible employees of Cortland Bancorp and its subsidiary (collectively, “the Company”). Employees are eligible to participate immediately upon their hire date. The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (ERISA).
Although it has not expressed any intent to do so, the Company reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
Contributions
Participants may make salary deferral contributions at their discretion of annual compensation for 2009 and 2008. The participant’s contributions may not exceed the dollar limit set by law, which was $16,500 and $15,500 for the years ended 2009 and 2008 respectively. The Company matches each participant’s contributions up to a maximum of 5 percent of the participant’s annual compensation. Additional amounts may be contributed at the discretion of the Board of Directors. The IRS allows individuals who are at least 50 years of age to make catch-up contributions. The maximum amount of the catch-up contributions was $5,500 for each of the years ended 2009 and 2008.

Pg. 4

The Cortland Savings and Banking 401(k) Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE 2 — DESCRIPTION OF PLAN (Continued)
Participant-Directed Accounts
The participant’s elective deferrals, Company contributions, and an allocation of the Plan earnings and losses are allocated to participant-directed accounts. Allocations are based on participant compensation, contributions and account balances, as defined. The benefit to which a participant is entitled is the fair value of the participant’s account.
Separate Investment Options
Each participant may direct that contributions and earnings be invested in one or more investment options in the Plan. The options are summarized as follows:
Cortland ER Stock Fund
These funds are invested in a unitized fund of Cortland Bancorp common stock. Unitizing assets changes their accounting characteristics to match mutual funds. Unitized accounting is a method of valuing a group of assets using units in place of dollars and assigning a unit value on a daily basis. These units are priced daily to determine the fair value of the fund.
Mutual Funds
These funds are invested in various mutual funds offered by the Plan.
Personal Brokerage Accounts
These funds are invested in self-directed brokerage accounts. Charles Schwab and ING Financial Services administer these accounts. All investments are directed by the participant.
Vesting
Participants are immediately vested in their salary deferral contribution, the Company’s matching contribution, and any earnings or losses thereon.
Payments of Benefits
The normal retirement date is the date a participant reaches age 65. When a participant reaches the normal retirement date, terminates employment with the Bank, becomes totally disabled, or dies while participating in the Plan, they are entitled to receive the vested amount in their individual account.
If a participant dies before receiving all of the benefits in their account, the beneficiary will receive the remainder in the participant’s account as a lump sum or in installments.
If benefits are elected to be received in installments, the installments may be made over a period of time not to exceed the participant’s life expectancy or the joint life expectancy of the participant and designated beneficiary at the time the election is made.
Loan Provisions
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.25 percent to 9.50 percent, which are commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest is paid ratably through payroll deductions.

Pg. 5

The Cortland Savings & Banking 401(k) Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE 3 — INVESTMENTS
The Plan investments are administered by ING National Trust and Huntington Trust through agreements dated March 1, 2001 and May 14, 1999, respectively.
The fair value of investments that represent five percent or more of the Plan’s net assets are as follows:

	DECEMBER 31,
	2009	2008

Cortland ER stock fund	$415,893	$878,000
The Growth Fund of America (R2)	1,234,779	941,607
ING Fixed Account	2,208,011	2,096,323
Europacific Growth Fund (R2)	396,917	276,501
Personal brokerage accounts	377,741	433,727
Participant loans	418,990	393,775

TOTAL INVESTMENTS AT FAIR VALUE BOND	$5,052,331	$5,019,933

The Plan’s investments, including gains and losses on investments bought and sold as well as held during the years, appreciated (depreciated) as follows:

	FOR THE YEAR ENDED
	DECEMBER 31,
	2009	2008

Cortland ER stock fund	$(489,206)	$(127,873)
Mutual funds	888,859	(1,906,482)
Personal brokerage accounts	(62,916)	(135,731)

NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS	$336,737	$(2,170,086)

Pg. 6

The Cortland Savings and Banking 401(k) Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE 4 — TAX STATUS
The Plan obtained its latest determination letter on November 7, 2001, in which the Internal Revenue Service stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
NOTE 5 — PARTY-IN-INTEREST TRANSACTIONS
ING National Trust Company is the Trustee for the Plan, except for Personal Brokerage Accounts for which Huntington Bank is the Trustee. ING Financial Services is the administrator of the Plan. ING is responsible for providing recordkeeping and asset segregation services for the Plan. Charles Schwab is the administrator for the Personal Brokerage Accounts and is responsible for recordkeeping and asset segregation of these accounts.
The Cortland ER Stock Fund is a unitized fund that is composed solely of Cortland Bancorp common stock and cash.
There were no other related- party transactions during 2009 or 2008.
NOTE 6 — CONCENTRATIONS OF RISK
The plan has investments in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.
Since the assets held by the Plan include Cortland Bancorp common stock, the anticipated assets available for benefits in 2010 will be the result of the Company’s future stock market performance, which is subject to various risk factors.
The fair value of Cortland Bancorp common stock held indirectly by the Plan through the Cortland ER Stock Fund and Personal Brokerage Accounts totaled $511,973 and $1,088,827 at December 31, 2009 and 2008, respectively. The common stock is thinly traded. Thus, the fair value at the time of sale or purchase may be affected by the number of shares sold or bought, and/or other market conditions.

Pg. 7

The Cortland Savings & Banking 401(k) Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE 7 — FAIR VALUE MEASUREMENTS
Accounting guidance under ASC Topic 820, Fair Value Measurements and Disclosures, affirms that the objective of fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction, and clarifies and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active. ASC Topic 820 requires an entity to base its conclusion about whether a transaction was not orderly on the weight of the evidence.
The Plan groups assets and liabilities recorded at fair value into three levels based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement (with level 1 considered highest and level 3 considered lowest). A brief description of each level follows:
Level 1: Quoted prices are available in active markets for identical assets or liabilities as of the reported date.
Level 2: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities include items for which quoted prices are available but which trade less frequently, and items that are fair valued using other financial instruments, the parameters of which can be directly observed.
Level 3: Assets and liabilities that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management’s best estimate of fair value, where inputs into the determination of fair value require significant management judgment or estimation.
Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.
Cortland ER Stock Fund: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end.
Personal brokerage accounts: Valued at the closing price reported on the active market on which the individual securities are traded or valued at the NAV of shares held by the plan at year end.
Loans to participants: Valued at amortized cost, which approximates fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Pg. 8

The Cortland Savings & Banking 401(k) Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE 7 — FAIR VALUE MEASUREMENTS (Continued)
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	December 31, 2009
	Level I	Level II		Level III		Total

Assets:
Cortland ER stock fund	$415,893	$		$		$415,893
Mutual funds	6,563,271					6,563,271
Personal brokerage accounts	377,741					377,741
Loans to participants					418,990	418,990

Total assets at fair value	$7,356,905		$—		$418,990	$7,775,895

	December 31, 2008
	Level I	Level II		Level III		Total

Assets:
Cortland ER stock fund	$878,000	$		$		$878,000
Mutual funds	5,425,423					5,425,423
Personal brokerage accounts	433,727					433,727
Loans to participants					393,775	393,775

Total assets at fair value	$6,737,150		$—		$393,775	$7,130,925

Pg. 9

The Cortland Savings & Banking 401(k) Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE 7 — FAIR VALUE MEASUREMENTS (Continued)
The table below sets forth a summary of changes in the fair value of the Plan’s Level III assets for the years Ended December 31, 2009 and 2008.

Loans to
Participants
Balance January 1, 2008	$297,425
Realized gains (losses)	—
Unrealized gains (losses) relating to instruments still held at the reporting date	—
Purchases, sales, issuances, and settlements (net)	96,350

Balance December 31, 2008	$393,775
Realized gains (losses)	—
Unrealized gains (losses) relating to instruments still held at the reporting date	—
Purchases, sales, issuances, and settlements (net)	25,215

Balance December 31, 2009	$418,990

NOTE 8 — FAIR VALUE OF FINANCIAL INSTRUMENTS
The FASB, ASC Topic 825, Financial Instruments, requires the Plan to disclose the estimated fair value of its financial instruments. Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract, which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.
Investments in mutual funds, common stock, personal brokerage accounts, and loans to participants as well as receivables would be considered financial instruments. At December 31, 2009 and 2008, the carrying amounts of these financial instruments approximates fair value.

Pg. 10

The Cortland Savings and Banking 401(k) Plan
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN: 34-0165477
Plan Number: 002
December 31, 2009

(a) (b)	(c)			(d)	(e)
	Description of Investment Including
Identity of Issue, Borrower,	Maturity Date, Rate of Interest, Collateral,
Lessor or Similar Party	Par or Maturity Value			Cost	Current Value

CORTLAND ER STOCK FUND

* CORTLAND ER STOCK FUND	Unitized Fund	97,857	Units	N/A	$415,893

TOTAL CORTLAND ER STOCK FUND					$415,893

MUTUAL FUNDS
Europacific Growth Fd (R2)	Mutual Funds	10,624	Units	N/A	396,917
New Perspective Fd (R-2)	Mutual Funds	11,034	Units	N/A	276,516
Baron Growth Fund	Mutual Funds	2,874	Units	N/A	118,735
Franklin Balance Sheet Inv’t Fund (A)	Mutual Funds	2,998	Units	N/A	128,026
ING Index Plus Mid Cap Fd (A)	Mutual Funds	3,835	Units	N/A	44,864
ING Index Plus Small Cap Fd (A)	Mutual Funds	3,740	Units	N/A	44,619
ING MidCap Opportunities Fund (A)	Mutual Funds	20,359	Units	N/A	296,230
Lord Abbett Small Cap Value Fd (P)	Mutual Funds	8,497	Units	N/A	209,526
AIM Global Health Care Fund — Inv	Mutual Funds	1,700	Units	N/A	43,416
The Growth Fund of America (R2)	Mutual Funds	46,229	Units	N/A	1,234,779
ING Index Plus LargeCap Fund (A)	Mutual Funds	15,215	Units	N/A	198,253
Pioneer Equity Income Fund (A)	Mutual Funds	12,582	Units	N/A	272,278
The Income Fund of America (R2)	Mutual Funds	17,423	Units	N/A	267,789
ING Strategic Allocation Gr.Fd (A)	Mutual Funds	2,630	Units	N/A	21,411
ING Strategic Alloc Consv Fd (A)	Mutual Funds	1,202	Units	N/A	9,772
ING GNMA Income Fund (A)	Mutual Funds	20,706	Units	N/A	179,728
ING Strategic Alloc Mod Fd (A)	Mutual Funds	7,325	Units	N/A	61,238
ING Solution 2015 Port (adv)	Mutual Funds	10	Units	N/A	97
ING Solution 2025 Port (adv)	Mutual Funds	20,287	Units	N/A	199,219
ING Solution 2035 Port (adv)	Mutual Funds	505	Units	N/A	4,999
ING Solution 2045 Port (adv)	Mutual Funds	3,188	Units	N/A	31,557
ING Money Market Fund (A)	Mutual Funds	205,544	Units	N/A	205,544
ING Fixed Account	Mutual Funds	2,208,011	Units	N/A	2,208,011
ING PIMCO Total Return Portfolio (adv)	Mutual Funds	9,576	Units	N/A	109,747

TOTAL MUTUAL FUNDS					6,563,271

PERSONAL BROKERAGE ACCOUNTS
Charles Schwab Personal Brokerage Account	Brokerage Account		N/A	N/A	374,840
TD Ameritrade	Self-Directed Account		N/A	N/A	2,901

TOTAL PERSONAL BROKERAGE ACCOUNTS					377,741

LOANS TO PARTICIPANTS
Participant Loans	4.25% to 9.50%				418,990

TOTAL LOANS TO PARTICIPANTS					418,990

TOTAL INVESTMENTS					$7,775,895

*	Denotes Party-In-Interest
N/A indicates not applicable

Pg. 11

The Cortland Savings and Banking 401(k) Plan
SCHEDULE H, LINE 4j — SCHEDULE OF REPORTABLE
TRANSACTIONS
EIN: 34-0165477
Plan Number: 002
Year ended December 31, 2009

(h) Current Value
	(b) Description				of Asset on
(a) Identity of	of	© Purchase	(d) Selling	(g) Cost of	Transaction	(i) Net Gain
Party Involved	Assets	Price	Price	Assets	Date	or Loss
There were no category (i), (ii), (iii) or (iv) reportable transactions.

Pg. 12

SIGNATURES
The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Cortland Savings and Banking 401(k) Plan

Date: June 29, 2010

By:	/s/ David J. Lucido
David J. Lucido
Sr. Vice President Chief Financial Officer

Pg. 13

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 23	Consent of Independent Registered Public Accounting Firm — S.R. Snodgrass, A.C.